Investor Presentation October 2017 FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration No. 333 - 218954 October 19, 2017

2 Forward Looking Statement This presentation includes forward - looking statements . All statements in this presentation, other than statements of historical facts, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward - looking statements . The words “anticipate,” “estimate,” “expect,” “project,” “plan,” “seek,” “intend,” “believe,” “may,” “might,” “will,” “should,” “could,” “likely,” “continue,” “design,” “expectation,” and the negative of such terms and other words and terms of similar expressions are intended to identify forward - looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short - term and long - term business operations and objectives and financial needs . These forward - looking statements are subject to a number of risks, uncertainties and assumptions, some of which cannot be quantified and some of which are beyond our control . In light of these risks, uncertainties and assumptions, the forward - looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements . You should not rely upon forward - looking statements as predictions of future events . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements . In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward - looking statements . We disclaim any duty to update any of these forward - looking statements after the date of this presentation to confirm these statements in relationship to actual results or revised expectations . All forward - looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this presentation . You should evaluate all forward - looking statements made by us in the context of these risks and uncertainties .

Free Writing Prospectus Statement 3 This presentation highlights basic information about us and the proposed public offering. Because this presentation is a summary, it does not contain all of the information you should consider before investing in our securities. We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering. The registration statement has not yet become effective. Before you invest, you should carefully read the preliminary prospectus, the registration statement, and any other documents incorporated by reference therein for more complete information about us and this proposed public offering. This free writing prospectus should be read together with the preliminary prospectus dated October 19, 2017 included in that registration statement, which can be accessed on the SEC website at http://www.sec.gov . This presentation shall not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. You may obtain these documents free of charge by searching the SEC online database (EDGAR) on the SEC website at http://www.sec.gov . Alternatively a copy of the preliminary prospectus relating to the offering may be obtained, when available, by contacting Sachem Capital Corp., 23 Laurel Street, Branford, CT 06405, telephone: 203 - 433 - 4736 or FBR Capital Markets & Co., Attention: Prospectus Department, 1300 14th Street North, Suite 1400, Arlington, VA 22209, or by telephone at (800) 846 - 5050 or by email at prospectuses@fbr.com or Joseph Gunnar & Co., LLC, Prospectus Department, Thirty Broad Street, 11 th Floor, New York, NY 10004, telephone: 212 - 440 - 9600, e - mail: prospectus@jgunnar.com.

Offering Summary 4 Issuer Sachem Capital Corp. Expected Offering Size $15,000,000 of Common Shares (100% Primary) Over - Allotment Option 15% for 45 days (100% Primary) Exchange / Symbol NYSE American: SACH Shares Outstanding Pre - Offering 11,103,237 common shares Market Cap (as of 10/18/17) $49.7 Million Shareholders’ Equity at 9/30/2017 $39.2 Million Use of Proceeds (i) to increase the size of our loan portfolio; (ii) for working capital and other general corporate purposes Pending the application of any portion of the net proceeds, we will use the net proceeds to reduce the outstanding balance on the Bankwell Credit Line Dividends We intend to pay regular quarterly distributions to holders of our common shares in an amount not less than 90% of our REIT taxable income. Joint Book - Running Managers FBR Capital Markets & Co. and Joseph Gunnar & Co. Co - Manager The Benchmark Company

Management Team ▪ Co - founder and Chairman, Co - Chief Executive Officer, Chief Financial Officer and Secretary. ▪ Co - founder of Sachem Capital Partners (“SCP”), and co - founder and Managing Partner of JJV, LLC, manager of SCP since its inception in December 2010. ▪ Mr. Villano, a certified public accountant, was previously engaged in private practice for over 30 years performing accounting, auditing and tax preparation services. ▪ Mr. Villano’s responsibilities include oversight of all aspects of business operations, including loan origination and servicing, investor relations, brand development and business development. ▪ Also responsible for the direction and oversight of all financial and accounting matters. ▪ Mr. Villano holds a Bachelor’s Degree in Accounting from the University of Rhode Island. . John L. Villano, CPA Jeffrey C. Villano ▪ Co - founder and Co - Chief Executive Officer, President and Treasurer. ▪ Co - founder of Sachem Capital Partners (“SCP”), and co - founder and Managing Partner of JJV, LLC, manager of SCP since its inception in December 2010. ▪ Mr. Villano’s responsibilities include oversight of all aspects of our business operations, including loan origination and servicing, investor relations, brand development and business development. ▪ Mr. Villano received an Associate’s Degree from Eastern Connecticut State University. 5

Overview 6 ▪ Connecticut - based real estate finance company specializing in originating, underwriting, funding, servicing and managing a portfolio of short - term (“hard money”) loans secured by first mortgage liens. ▪ Since inception in 2010 through September 30, 2017, we have made approximately 592 loans including extensions of existing loans, which we treat as new loans, having an aggregate original principal amount of $ 97.2 million. ▪ As of September 30, 2017, the loan portfolio consisted of 311 loans with an aggregate loan amount of approximately $ 52.7 million. ▪ Loans ranging in size from $10,000 to $1.2 million ▪ Our primary goal is to grow our loan portfolio while preserving capital and to provide investors with above - market risk adjusted returns ▪ We intend to qualify as a REIT and will therefore distribute at least 90% of our taxable income to shareholders annually. We intend to pay regular quarterly dividends to holders of our common shares

Investment Highlights ▪ Internally managed, with the co - founders owning approximately 28% of the company (pre - offering), aligning management’s interests with our equity investors ▪ Strong asset level return with nominal leverage and low cost structure generates attractive risk adjusted return on equity (“ROE”) ▪ Experienced management team with intimate knowledge of the Connecticut and surrounding area real estate market ▪ Significant demand for real estate loans under $500k in Connecticut and surrounding areas as traditional lenders are unable to satisfy demand ▪ Disciplined lending ▪ Vertically - integrated loan origination platform ▪ Increased flexibility to structure loans to suit the needs of our clients ▪ History of successful operations, annual interest income growth and profitability 7

Recent Developments ▪ Since our IPO, the volume of our business has exceeded expectations. On June 30, 2017, we modified our credit line with Bankwell Bank, our lender, to, among other things: • Increase the amount of the facility from $15 million to $20 million to increase our ability to fund mortgage loans. • Modify the method of calculating the interest rate on the outstanding balance. As a result of this modification, as of September 30, 2017 the interest rate on the Bankwell Credit Line is 5.83% compared to 7.25% per annum immediately before this modification. ▪ We have declared dividends for our first three quarters as a public company: • We paid a dividend of $0.05 per share on April 27, 2017, for the half - quarter period from our IPO through March 31, 2017. • We declared a dividend of $0.105 per share for the quarter ended June 30, 2017, and paid the dividend on July 27, 2017 to shareholders of record on July 17, 2017. The $0.105 dividend was a 5% increase from the first quarter dividend (on a full - quarter equivalent basis) and a yield of approximately 8.75% on an annualized basis (based on our stock’s closing price on 7/7/17, the day we declared the dividend). • We declared a dividend of $0.105 per share for the quarter ended September 30, 2017, payable on November 17, 2017 to shareholders of record on November 7, 2017. The $0.105 dividend is equivalent to our second quarter dividend and represents a yield of approximately 9.375% on an annualized basis based on our stock’s closing price on 10/18/17, the day prior to declaring the dividend. 8

Business Model 9 ▪ Grow first mortgage loan portfolio while protecting and preserving capital ▪ Provide investors with risk adjusted returns through dividends and capital appreciation ▪ Disciplined underwriting and extensive due diligence culture focusing primarily on value of underlying collateral as well as the borrower and its principals ▪ Intimate knowledge of Connecticut real estate market and ability to respond quickly to customer needs and demands ▪ Structure mortgage loans to fit needs and business plans of borrowers » Acquire and/or renovate existing residential real estate properties » Acquire vacant real estate and construct residential real estate properties » Purchase and hold income producing properties ▪ Loans are secured by first mortgages on real estate and personally guaranteed by borrower ▪ Revenue is generated from interest borrowers pay on loans as well as fee income generated from origination, processing and extension of loans

Annual Interest Income Growth 10 $0 $500,000 $1,000,000 $1,500,000 $2,000,000 $2,500,000 $3,000,000 $3,500,000 $4,000,000 $4,500,000 $5,000,000 2012 2013 2014 2015 2016 2017* * 6/30/17 annualized

▪ Capitalize on opportunities created by the long - term structural changes in the real estate lending market and the continuing limited liquidity in the commercial and investment real estate markets ▪ Take advantage of the prevailing economic environment as well as economic, political and social trends that may impact real estate lending ▪ Remain flexible in order to capitalize on changing sets of investment opportunities that may be present in the various points of an economic cycle ▪ Operate so as to qualify as a REIT and for an exemption from registration under the Investment Company Act ▪ Capitalize on competitor policies that inhibit borrower retention and repeat business ▪ Enhance marketing efforts that focus on borrower retention and acquisition Strategy 11

Loan Structure Principal Amount $10,000 to $1.2 million (maximum loan amount cannot exceed 10% of portfolio) Loan - to - Value Ratio Up to 65% Interest Rate Fixed rate between 9% and 12% with a default rate of 18% Origination 2% - 5% for one - to - three year loans Portfolio average as of 9/30/2017: 3.3% Average on loans funded in Q3: 3.75% Terms One to three years Prepayments No prepayment penalty Payment Terms Interest payable monthly with principal payable at maturity 12

Amount Number of Loans Aggregate Principal Amount $100,000 or less 147 $9,838,815 $100,001 to $250,000 106 16,723,998 $250,001 to $500,000 46 15,866,037 $500,001 to $1,000,000 8 5,864,755 Over $1,000,000 4 4,400,052 Total 311 $52,693,657 Recent Developments Mortgage Loan Portfolio as of September 30, 2017 ▪ Approximately 81% of the loans had an original principal amount of $250,000 or less. ▪ Approximately 96% of the loans had an original principal amount of $500,000 or less. ▪ The average loan size was approximately $169,000 and the median loan size was $116,500. 13

We utilize a combination of equity capital and debt financing to fund operations: Sources of Capital As of September 30, 2017 Debt Line of Credit Mortgage Payable $15,921,186 303,568 Total Debt 16,224,754 Other Liabilities 1,494,801 Capital (equity) 39,155,450 Total sources of capital $ 56,875,005 Assets Mortgage receivable $52,693,657 Other assets 4,181,348 Total assets $56,875,005 14 Recent Developments Financing Strategies

2017 2016 2015 Principal amount of loans earning interest $52,693,657 $33,750,610 $27,532,867 Loans originated in period $35,229,865 21,580,103 $19,412,438 Total revenue $4,745,973 $4,133,495 $2,786,724 Total operating costs and expenses $1,574,658 $1,082,868 $479,821 Number of loans outstanding 311 217 180 Average outstanding loan balance $169,000 $155,533 $152,960 Net Portfolio Rate of Return (1) 12.13% 12.23% 11.76% Weighted average term to maturity (in months) (2) 13.5 18 20 15 Years ended December 31, Nine Months ended September 30, (1) Does not include origination fees (2) Without giving effect to extensions Recent Developments Loan Portfolio

16 Nine Months Ended September 30, 2016 2017 % Change Interest income from loans $2,687,711 $3,831,636 42.5% Total revenue $2,989,733 $4,745,973 58.7% Total operating costs and expenses $762,685 $1,574,658 106.5% Net income $2,227,048 $3,171,315 42.4% Recent Developments Financial Highlights

As of June 30, 2017 As of December 31, 2016 As of December 31, 2015 Developer – Residential Mortgages $33,321,877 $21,343,927 $18,820,509 Developer – Commercial Mortgages $10,697,017  $9,049,942 $5,712,566 Land Mortgages $3,527,587 $3,149,602 $2,619,792 Mixed Use $260,764 $207,139 $380,000 Total Mortgages Receivable $47,807,245 $33,750,610 $27,532,867 Loan Portfolio 17

Portfolio Performance

	Year Ended 2015	Year Ended 2016	Change (`16 vs `15)	Six months Ended 6/30/16	**Six Months Ended 6/30/17**	Change (`17 vs `16)
Total Assets	$30,795,486	$38,369,421	24.6%	$34,092,045	**$52,988,136**	55.4%
No. of loans in Portfolio	180	217	20.5%	193	**280**	45.1%
Principal Amount of Loans in Portfolio	$27,532,867	$33,750,610	22.6%	$30,395,476	**$47,807,245**	57.3%
Interest Income	$2,477,876	$3,648,427	47.2%	$1,735,200	**$2,260,759**	30.3%
Gross Origination Fee Income (1)	$721,284	$824,008	14.2%	$338,650	**$778,601**	130.5%
Wtd. Average Contractual Interest Rate (2)	11.8%	12.2%	3.4%	11.9%	**12.1%**	1.7%
Blended Loan-to-Value (LTV)	46.5%	47.9%	3.0%	46.8%	**49.7%**	6.2%
Foreclosures Initiated (3)	2	1	-100%	1	**5**	400%
Loan Principal Paid Off	$5,812,116	$14,861,360	155.7%	$6,353,148	**$9,181,290**	445%

(1) Origination Fees net of Manager Compensation was $108,385, $197,378, $95,143 and $267,400 for the years ended 2015, 2016 and six months ended June 30, 2016 and 2017, respectively. Prior to the completion of Sachem's IPO, 75% of gross origination fees were paid to JJV, LLC, SCP's managing member. Accordingly, for the 2016 period and, roughly, the first half of the 2017 period, net origination fee income is net of the amounts payable to JJV and other adjustments. From and after February 9, 2017, JJV is no longer entitled to any payments from Sachem (other than dividends paid to it in its capacity as a shareholder of Sachem)

(2) Weighted average contractual interest rate does not include origination fee income.

(3) In the second quarter we foreclosed on five properties. Four of the properties are still in foreclosure, have a combined assessed value of approximately $686,000 and are owned by two borrowers with secured loans having an aggregate outstanding principal balance of $452,361. Accordingly, we do not expect to record an impairment loss for these properties. After June 30, 2017, we halted the foreclosure on the fifth property upon entering an agreement with the borrower to provide us with additional collateral and payment guarantees. In addition, we began foreclosure proceedings on two other properties. One property is owned by two borrowers with a secured loan having an outstanding principal balance of $93,000 and an assessed value of $188,000. The other property is owned by a single borrower with a secured loan having a principal balance of $145,000 and an assessed value of $209,000. Accordingly, we do not expect to record an impairment loss for these properties.

SACHEM CAPITAL

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John L. Villano, CPA 23 Laurel Street Branford, CT 06405 203 - 433 - 4736 jlv@sachemcapitalcorp.com